

teleCalm®

protecting seniors, empowering caregivers

Tavis Schriefer, CEO

Veteran and Woman
Owned Company

CAPITAL FACTORY
PORTFOLIO
COMPANY

MC
MASSCHALLENGE
2019 DIAMOND
$100K AWARD

Extremely common problems for those suffering from Alzheimer's



inspired by Mom

Incoming Calls

Telemarketers

Robocallers

Scammers

Toxic Family Members

Outgoing Calls

Home Shopping

Donation Sites

TV Advertisers

Late Night Calls

Repeated Calls

911 Abuse

Best Solution for Caregivers and Loved Ones



FRIENDS & FAMILY
SUSPICIOUS CALLERS
KNOWN BAD CALLERS
Carrier 9:36 PM 100%
teleCalm
CALL COUNTER
Today
This Week
3 Contacts
1 Blocked
4 Strangers
RECENT HISTORY
Nancy Simmons (214) 555-7347 Today 9:14 PM 00:23:07
Unknown (86% spam score) (512) 555-0193 Today 4:46 PM 00:00:29
Unknown (775) 555-0172 Today 3:38 PM 00:00:07
Nancy Simmons (214) 555-7347 Today 2:47 PM 00:14:18
Unknown (86% spam score) (302) 555-0145 Today 1:22 PM 00:00:09
#1 Vacations (100% spam score) (866) 264-8906 Today 11:09 AM 00:00:00
Lynn Gomez (972) 555-2175 Today 9:44 AM 00:17:03
Unknown Today 9:27 AM
Dashboard
Contacts
History
Settings
Heart of the Service
SENIOR
CAREGIVER


Best Solution for Caregivers and Loved Ones
Calls with trusted contacts pass straight through, while suspicious callers and known bad guys are blocked immediately.
FRIENDS & FAMILY
SUSPICIOUS CALLERS
KNOWN BAD CALLERS
teleCalm®
SENIOR
CAREGIVER
Using our Caregiver app, family caregivers can prevent 100% of the bad calls – even problem calls the senior makes due to their dementia.

Actual Customer Data

24%

costly unneeded 911 calls

34%

disruptive late-night calls

28%

stressful repeated calls

stops the bad calls **62%** reduction in calls

8.2 MILLION

17% of population

seniors with dementia

1,850+/Day

10.3M by 2025

81% Live at Home

19% Senior Living Communities

30K+ Communities in US

2017, Dept of Health and Human Services



$36 BILLION

Defrauded annually from Seniors in US

Economic Benefit from Stopping Bad Calls

70%

Involves the telephone

18%

Family member or ex-caregiver

911

False Alarms

Strain to EMS resources resulting in fines to families

TrueLink Financial

Current Traction

$19K MRR

+450 SUBSCRIBERS

1.5M CALLS


0
-50
50
89
NPS
-100
100


12mo avg
12%
MoM Growth

Preferred Service in **16** Senior Living Communities

4 US & INT'L PATENTS



Home Phone
Cell Phone
No Internet Required
Scam Protection
Late-night Calls
Repeated Calls
911 Abuse
shh!
911
teleCalm®
2020
Patented Protection
greatcall jitterbug
Charter Spectrum
Vonage™
Call Blockers
Nomorobo, Robokiller, etc
BENEFITS

Go To Market

81% Live at Home



19% Live in Senior Living

Direct / Affiliate & teleCalm Mobile

Caregivers

24/7 via web, Facebook, affiliates, and senior livings

Seniors at Home

Partnership Opportunities

Senior Living Communities

Caregivers

during move-in

Seniors in Communities

teleCalm Unit & Revenue Forecast


Thousands
25.0
20.0
15.0
10.0
5.0
0.0
$900.0
$800.0
$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
Thousands
Q1–2020 +
Q2–2020 +60
Q3–2020 +256
Q4–2020 +498
Q1–2021 +956
Q2–2021 +1432
Q3–2021 +1712
Q4–2021 +2054
Q1–2022 +2487
Q2–2022 +3020
Q3–2022 +3703
Q4–2022 +4550
Units – teleCalm Home (Recurring)
Units – teleCalm Mobile (Recurring)
$ – teleCalm Home (Recurring)
$ – teleCalm Mobile (Recurring)

2020 ARR: ~ $475K

- Organic growth from Google search and senior livings. MoM: 10% net.
- Launch teleCalm Mobile MVP in Q3. Ramps to 2-3x of home service units organically (feedback from caregiver and senior livings.)
- Ramp-up awareness and demand generation activities.

2021 ARR: ~ $2.2M

- Awareness campaigns via paid Google, YouTube, and Facebook ads targeting family caregivers.
- Awareness campaigns on LinkedIn targeting senior living communities.
- Launch teleCalm Mobile v1.
- Move to Amazon fulfillment.

2022 ARR: ~6.8M

- Continue 2021 efforts, plus...
- Build strategic relationships in nationwide home care and senior living operators/owners.
- Build nationwide sales channels with Best Buy or similar.

** Note: These are forward-looking projections that cannot be guaranteed.*

FOUNDERS



Tavis Schriefer, CEO
- 2nd Startup
- 11 yrs telecom



Carl Ott, CTO
- 2nd Startup
- 15 yrs cellular R&D



Jill Schriefer, CCO
- 8 yrs telecom
- 13 yrs social good

ADVISORS / INVESTORS



Senior Healthcare
Kathleen Warshawsky
Aging 2.0 / Seniors BlueBook



HealthTech
Arlo Gilbert
Osano / Meta SaaS



SaaS Sales
Brian Land
Lucidworks



Strategic Partnerships
Thorsten Mayer
Southwest Angel Network



Business Advisor
Michael Cope
Capital Factory

INTELLECTUAL PROPERTY


PATENT AND TRADEMARK OFFICE
UNITED STATES OF AMERICA

Patent 9,686,392 granted Jun 2017

Patent 10,425,518 granted Sep 2019

EU Pat No: 3 318 050 DE GB granted Jun 2020

®

registered trademark granted in May 2017

"It's been an enormous blessing for my dad and our whole family. Such an amazing product!"

-Kelli

"411 is no longer an issue, saving us hundreds of dollars a month!"

-Meredith



"Has definitely helped my sanity. There are days that mom calls up to 20 times. So helpful!"

-Peggy

"I love that the phone does not ring for her if it's not a contact. Thanks for creating such a useful solution to help caregivers!"

-Renee